CLAVIS TECHNOLOGIES INTERNATIONAL CO., INC.
#1564-1, Seojin Bldg., 3rd Floor
Seocho3-Dong
Seocho-Gu, Seoul, Korea 137-874

July 27, 2010

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Larry Spirgel

Re:	Clavis Technologies International Co., Ltd. Registration Statement on Form S-1, File No. 333-164589

Dear Mr. Spirgel:

Clavis Technologies International Co., Inc. (the “company”) hereby requests acceleration of the effective time of the above-referenced registration statement to 4:00 p.m. on Thursday, July 29, 2010, or as soon thereafter as is possible.  The company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CLAVIS TECHNOLOGIES INTERNATIONAL CO., LTD

By:	/s/ Hwan Sup Lee
Hwan Sup Lee
Chief Executive Officer